Exhibit 99.1

NOTICE TO READER

Cinram International Income Fund (the "Fund") has restated and re-filed its third quarter interim consolidated financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2006 and 2005 ("Interim Filings"). A complete copy of such third quarter management’s discussion and analysis is attached to this notice.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of US$49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the plan of arrangement involving Cinram International Inc. and the Fund effected on May 5, 2006 and related corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund is re-filing its first, second and third quarter 2006 interim consolidated financial statements and management’s discussion and analysis to allocate the non-cash US$49.0 million charge to the appropriate interim periods. This restatement has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

Updated certificates of the Chief Executive Officer and Chief Financial Officer have been re-filed with the restated Interim Filings.

Date:  March 28, 2007.

/s/ David Rubenstein
David Rubenstein,
Chief Executive Officer

Quarterly Report

Third Quarter 2006

(Restated)

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

Except in respect of the discussion of the restatement which is as of March 28, 2007, this discussion and analysis is as of November 10, 2006.
This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram International Inc.'s Annual Report for the year ended December 31, 2005, and its quarterly report for the nine months ended September 30, 2006. Where reference is made to "we," "us," or the "Fund," it refers to Cinram International Income Fund and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

Forward-looking statements
Certain statements contained in this management’s discussion and analysis, and elsewhere in this quarterly report, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management’s discussion and analysis. For a complete list of risks and uncertainties, please consult Cinram’s annual information form filed with Canadian securities commissions, available on www.sedar.com.

The Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Fund actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to the Fund.

Non-GAAP financial measures
EBITA1 is defined herein as earnings before interest expense, interest income, income taxes, amortization and write off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the Fund’s industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.
See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT2 is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the Company’s industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as benchmarks for measuring operating performance and for our lending securities arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

Reconciliation of EBITA and EBIT to net earnings

	Three months ended September 30		Nine months ended September 30
(unaudited, in thousands of U.S. dollars)	2006	2005	2006	2005
EBITA excluding unusual items	$90,124	$118,549	$226,501	$272,635
Unusual Items	$3,824	-	$58,659	$3,864
EBITA[1]	$86,300	$118,549	$167,842	$268,771
Amortization of capital assets	$36,332	$38,684	$110,041	$115,808
Amortization of intangible assets	$16,107	$15,944	$48,113	$48,199
Amortization of deferred financing fees	$369	$1,486	$2,560	$4,432
Write-off of deferred financing fees	-	-	$16,945	-
EBIT[2]	$33,492	$62,435	$(9,817)	$100,332
Interest expense	$12,540	$12,543	$35,996	$38,926
Investment income	$(762)	$(166)	$(3,030)	$(625)
Income taxes	$6,348	$14,515	$1,124	$17,829
Net earnings (Loss)	$15,366	$35,543	$(43,907)	$44,202

Distributable Cash3
Distributable cash is defined herein as adjusted cash flow from operations less the sum of capital expenditures and debt repayments and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. The Fund excludes changes in non-cash working capital from the distributable cash amount due to the significant impact of the seasonality of the business. The Fund believes this is the most meaningful presentation to the unitholders. The second quarter 2006 distributable cash disclosures were calculated using cash flow from operations including changes in non-cash working capital.

(unaudited, in thousands of U.S. dollars)	Three months ended September 30, 2006	Six months ended September 30, 2006
Cash flow from operations	$31,573	$79,462
Add (deduct) changes in non-cash working capital	36,267	27,406
Adjusted cash flow from operations	$67,840	$106,868
Less:
Capital expenditures	(17,865)	(31,125)
Debt repayments	(3,556)	(5,399)
Distributable cash	$46,419	$70,344
Distributions declared[4]	$41,143	$65,707
Payout ratio	89%	93%

3 Had the Fund included the impact of changes in non-cash working capital, the payout ratio would be 405% for the three months ended September 30, 2006, and 153% for the six months ended September 30, 2006, as compared to the percentages shown in the table above.
4 Includes distributions declared for May 2006 and June 2006. There was no distribution declared in April 2006. Had the conversion taken place, effective April 1, 2006, distributions for the six-month period would have been $80,110, representing a payout ratio of 114%.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

1.	ABOUT OUR BUSINESS

Cinram International Inc., an indirect wholly-owned subsidiary of the Cinram International Income Fund (the “Fund”), is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (“Ivy Hill”). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in ‘Other,’ which is principally made up of Giant Merchandising Inc. (“Giant”), our screen-printing entertainment merchandising business.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox), Metro-Goldwyn-Mayer Home Entertainment (MGM), Lions Gate Films, Alliance Atlantis and EMI Music Group.

2.	THIRD QUARTER 2006 PERFORMANCE

Consolidated revenue in the three months ended September 30, 2006, was down 12% to $477.2 million from $544.7 million in 2005 due to lower DVD, CD, VHS, distribution and printing revenue resulting from lower unit sales. Year-to-date, we recorded revenue of $1.3 billion, compared with $1.4 billion in 2005, also due to a decline in DVD, CD, printing and VHS sales, which were tempered by a moderate increase in distribution and high-definition disc revenue.

Key performance metrics
	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars, except per share/unit data)	2006	2005	2006	2005
Revenue	$477,152	$544,651	$1,323,925	$1,448,055
EBITA excluding unusual items	$90,124	$118,549	$226,501	$272,635
EBITA	$86,300	$118,549	$167,842	$268,771
EBIT	$33,492	$62,435	$(9,817)	$100,332
Net earnings (loss)	$15,366	$35,543	$(43,907)	$44,202
Basic earnings (loss) per share/unit	$0.26	$0.62	$(0.76)	$0.77
Diluted earnings (loss) per share/unit	$0.26	$0.61	$(0.76)	$0.77

EBITA for the quarter was down 27% to $86.3 million from $118.5 million in 2005, and EBITA margins as a percentage of consolidated revenue fell to approximately 18% from 22% in 2005. Lower DVD and CD volumes, increased fixed costs and lower printing and distribution revenue contributed to the decline in third quarter EBITA, which was partially offset by raw material costs savings in addition to cost reductions and efficiencies implemented during the period. Third quarter EBITA also included $0.8 million of unusual items for transactions costs related to the May 2006 income trust reorganization, a $0.7 million charge for unrealized foreign currency adjustments and a $2.3 million adjustment for hedge ineffectiveness on U.S. dollar denominated debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

On a year-to-date basis, we recorded EBITA of $167.8 million compared with $268.8 million in 2005. For the nine months ended September 30, 2006, we recorded charges of $58.7 million under unusual items, which were included in EBITA. These unusual items included $10.4 million in costs related to the closure of certain locations, $5.7 million relating to the May 2006 income trust reorganization, and a gain of $5.0 million as a result of the termination of our previous interest rate hedging arrangements. Unusual items also included a $44.9 million unrealized foreign exchange adjustment and an adjustment of $2.7 million related to hedge ineffectiveness on U.S dollar denominated debt. See the discussion in the section “Unusual Items.”

Along with the release of third quarter results, the Fund’s Board of Trustees announced that it has directed management to retain a financial advisor to review strategic and financial alternatives. This will include a careful review of Cinram’s business plan, growth strategy and market valuation.

3.	SEGMENTED RESULTS

3.1 Industry segments revenue
	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2006		2005		2006		2005
Home Video	$239,483	50%	$283,661	52%	$658,250	50%	$737,536	51%
Audio/ROM	72,454	15%	86,837	16%	200,335	15%	228,046	16%
Printing	63,349	13%	65,203	12%	145,486	11%	167,583	12%
Distribution	66,083	14%	68,899	13%	205,575	16%	197,669	13%
Other	35,783	8%	40,051	7%	114,279	8%	117,221	8%
Total	$477,152	100%	$544,651	100%	$1,323,925	100%	$1,448,055	100%

3.1.1. Home Video
In the third quarter ended September 30, 2006, revenue from the Home Video segment declined 16% to $239.5 million from $283.7 million in 2005, and accounted for 50% of consolidated revenue, down from 52% in 2005. Revenue from the Home Video segment was also down 11% in the nine months ended September 30, 2006. This segment’s decline resulted from lower DVD unit sales, and to a much lesser extent, a decline in VHS sales.

DVD revenue for the quarter ended September 30, 2006, decreased 15% to $237.4 million, compared with $279.6 million in 2005 as a result of lower unit shipments for some of our major customers due to a lackluster new release schedule relative to 2005. DVD sales remained our major source of revenue, representing 50% of consolidated revenue for the third quarter, down from 51% last year. Year-to-date, DVD revenue was down 10% to $650.1 million, compared with $723.1 million in 2005. DVD revenue accounted for 49% of consolidated sales in the first nine months of 2006 compared with 50% in 2005. VHS video cassette revenue decreased to $0.4 million from $4.1 million in 2005, as a result of thinning demand for this format. VHS video cassette revenue decreased to $5.3 million in the nine months ending September 30, 2006, compared with $14.4 million in 2005. VHS video cassette sales represented less than 1% of consolidated sales in the third quarter and nine months ended September 30, 2006, slightly lower than the previous year levels. We recorded $1.6 million and $2.8 million of high definition DVD revenue in the three and nine-month periods ended September 30, 2006 respectively, following the June 2006 retail launch of both formats. We replicated over 30 HD-DVD and Blu-ray titles for our customers in North America during the third quarter.

3.1.2. Audio/ROM
Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 17% in the third quarter to $72.4 million from $86.8 million in 2005 due to declining unit shipments for both audio CD and CD-ROM in both North America and Europe. The European decline was attributable in part to the cessation of CD manufacturing operations in Louviers, France, in early 2006. Revenue from the Audio/ROM segment was down 12% in the nine months ended September 30, 2006 to $200.3 million from $228.0 million in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

CD revenue (audio and ROM) for the third quarter was down 16% to $71.8 million from $85.7 million in 2005. Audio cassette revenue declined to $0.6 million in the third quarter from $1.2 million in 2005, and to $2.0 million in the nine months ended September 30, 2006, from $4.5 million in 2005.

The Audio/ROM segment represented 15% of consolidated sales in the third quarter and nine months ended September 2006, compared with 16% in both comparable 2005 periods.

3.1.3. Printing
Third quarter printing revenue was down 3% to $63.3 million from $65.2 million in 2005, consistent with declining sales in both the Home Video segment and CD segments. Year-to-date, printing revenue was down 13% to $145.5 million from $167.6 million, principally as a result of weaker sales in the first half driven primarily by lower DVD volumes, as a significant portion of our printing business is derived from related DVD manufacturing. The Printing segment accounted for 13% of consolidated sales in the third quarter of 2006, down from 12% in the third quarter of 2005. Year-to-date, printing revenue accounted for 11% of consolidated sales compared with 12% in 2005.

3.1.4. Distribution
Distribution revenue was down 4% in the third quarter to $66.1 million from $68.9 million in 2005. In the nine months ended September 30, 2006, distribution revenue was up 4% to $205.6 million from $197.7 million in 2005, with the full nine-month contribution of new business from Twentieth Century Fox Home Entertainment in Europe. Some of our major customers also shipped a greater proportion of units from inventory that was replicated in previous periods. Distribution accounted for 14% of consolidated revenue in the third quarter up from 13% in 2005. Year-to-date distribution revenue represented 15% of consolidated sales, up from 13% in 2005.

3.1.5. Other
Giant Merchandising generated revenue of $31.8 million in the third quarter up 6% from $30.1 million in 2005. Year-to-date, revenue from Giant Merchandising was $97.1 million compared with $97.4 million in 2005. Revenue from other non-core activities decreased to $4.0 million in the third quarter from $9.9 million in 2005. Year-to-date revenue from non-core activities decreased to $17.2 million from $19.9 million in 2005. These activities include authoring and other pre-production services, information technology, and the sale of components, stampers and digital linear tapes.

Revenue from the Other segment represented 8% of consolidated third quarter revenue compared with 7% in 2005. Year-to-date, the Other segment accounted 9% of consolidated revenue compared with 8% of 2005.

3.2. Geographic segments revenue
3.2.1. North America
North American revenue was down 12% in the third quarter to $360.4 million from $410.8 million in 2005 principally due to lower DVD and CD sales. Year-to-date, North American revenue was down 11% to $980.9 million from $1,103.1 million as a result of lower DVD, CD and printing revenues.

Third quarter DVD revenue was down 15% to $170.1 million from $201.1 million in 2005 as a result of lower volume. DVD revenue was $463.8 million in the nine months ended September 30, 2006 compared with $538.7 million in 2005. Third quarter VHS video cassette sales were down 91% to $0.3 million from $3.3 million in 2005. VHS video cassette revenue was also down 49% year-to-date, declining to $5.0 million from $9.9 million in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

CD (audio and ROM) sales decreased 16% to $52.3 million from $62.5 million in the third quarter of 2005, and 10% year-to-date to $139.7 million from $154.9 million in 2005.

Third quarter printing revenue was down 3% to $63.3 million from $65.2 million in 2005, consistent with declining sales in both the Home Video segment and CD segment. Year-to-date, printing revenue was down 13% to $145.5 million from $167.6 million, principally as a result of weaker sales in the first half driven primarily by lower DVD volumes, as a significant portion of our printing business is derived from related DVD manufacturing. The Printing segment accounted for 13% of consolidated sales in the third quarter of 2006, down from 12% during the third quarter of 2005. Year-to-date, printing revenue accounted for 11% of consolidated sales compared with 12% in 2005.

Distribution revenue decreased 8% in the third quarter of 2006 to $40.2 million from $43.6 million in 2005 due to reduced shipments. Year-to-date, distribution revenue was up 1% to $124.2 million from $123.2 million in the corresponding 2005 period as some of our major customers shipped a greater proportion of units from inventory that was replicated in previous periods.

Giant Merchandising generated revenue of $31.8 million in the third quarter up 6% from $30.1 million in 2005. Year-to-date, revenue from Giant Merchandising was $97.1 million compared with $97.4 million in 2005. Third quarter and year-to-date revenue from non-core activities declined to $0.1 million and $0.9 million, respectively, down from $3.8 million and $7.3 million in 2005. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

North America accounted for 76% and 74% of third quarter and year-to-date consolidated revenue, respectively, compared with 75% and 76% in 2005.

3.2.2 Europe
European revenue decreased 13% in the third quarter of 2006 to $116.7 million from $133.9 million in 2005 as a result of lower DVD, CD, and distribution revenue. Year-to-date, European revenue declined marginally to $343.0 million from $345.0 million in 2005.

Third quarter 2006 DVD revenue decreased 14% to $67.3 million from $78.5 million in 2005. Year-to-date DVD revenue was relatively unchanged at $186.3 million compared with $184.4 million in 2005. VHS video cassette revenue was down 88% in the third quarter to $0.1 million from $0.8 million in 2005, and fell 93% to $0.3 million in the nine months ended September 30, 2006 from $4.5 million in the comparable 2005 period.

CD (audio and ROM) revenue for the third quarter was down 16% to $19.5 million from $23.2 million in 2005, and was down 14% to $58.7 million from $68.6 million in 2005, principally as a result of the cessation of CD manufacturing operations in Louviers, France, in early 2006.

Distribution revenue was up 2% in the third quarter to $25.9 million from $25.3 million in 2005 as one of our major European clients shipped more units from inventory that was replicated in previous periods. However, distribution revenue was up 9% year-to-date to $81.4 million from $74.5 million in 2005 with the full nine-month contribution from Twentieth Century Fox Home Entertainment.

Other revenue from non-core activities decreased to $3.9 million in the 2006 third quarter from $6.1 million in 2005, but increased on a year-to-date basis to $16.3 million from $12.6 million in 2005.

As a percentage of consolidated sales, European revenue decreased to 24% from 25% in the third quarter of 2005. Year-to-date European revenue represented 26% of consolidated sales, up from 24% in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

4.	GROSS PROFIT

Gross profit for the third quarter and nine months ended September 30, 2006 decreased to $101.9 million and $241.3 million, respectively, from $122.9 million and $274.9 million, respectively in 2005. The decrease in gross profit was principally attributable to reduced DVD and CD business combined with lower selling prices and reduced margins from the printing business, as well as an increase in lower-margin distribution revenue. The declines were offset in part by raw material cost savings and cost reductions and efficiencies. As a percentage of consolidated revenue, gross profit decreased to 21% and 18% in the third quarter and year-to-date, respectively, compared with 23% and 19%, respectively, for both the corresponding 2005 periods. Amortization expense from capital assets, which is included in the cost of goods sold, decreased to $36.3 million and $110.0 million in the third quarter and nine months ended September 30, 2006, respectively, from $38.7 million and $115.8 million in the comparable 2005 periods. The Fund records volume rebates as a reduction of revenues based on management's best estimate of sales volumes. During the third quarter the Fund recorded a credit to revenue of approximately $10.0 million as a result of revised estimates of fiscal 2006 sales volumes.

5.	AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets of $16.5 million in the third quarter of 2006 compared with $17.4 million in 2005. Year-to-date amortization of intangible assets and deferred financing fee was $50.7 million compared with $52.6 million in the prior year.

As a result of the conversion to an income trust on May 5, 2006, the Company terminated its previous credit facility and entered into a new, five-year, senior secured credit facility for $825.0 million, consisting of a $675-million term loan and a $150-million revolving credit facility. In May 2006, we recorded new deferred financing fees of $6.0 million relating to the new credit facility. The costs related to the new credit facility are being amortized over a five-year period, and we recorded amortization expense of $0.4 million during the third quarter of 2006.

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $48.1 million in the third quarter from $43.0 million in the comparable 2005 quarter. During the quarter, we incurred severance charges, increased costs relating to Sarbanes-Oxley compliance, and one-time advisory costs relating to various projects. Year-to-date, selling, general and administrative expense increased by 6% to $124.8 million from $118.0 million in the comparable prior-year period.

7.	UNUSUAL ITEMS

7.1 Restructuring and other charges

(a) Deferred Financing Fees

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five-year credit facility. As a result, the Fund wrote off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the conversion to an income trust, the Fund terminated its previous interest rate hedging arrangements resulting in a gain of $5.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

(b) Restructuring Charges

In the first quarter of 2006, we finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.4 million were recorded as an unusual item in the nine months ended September 30, 2006.

In the first quarter of 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees were affected and contractual severance and other employee related costs amounting to $6.5 million were recorded as an unusual item in the nine months ended September 30, 2006.

We also recorded additional restructuring costs of $0.5 million for other items for the nine months ended September 30, 2006.

(c) Income Trust Transaction Costs

To effect the reorganization into an income trust, additional transaction costs including fees paid to financial, tax and legal advisors of $0.8 million were recognized during the third quarter, as the conversion to an income trust was completed on May 5, 2006. Costs totaling $5.7 million were incurred in 2006, related to the conversion to an income trust.

7.2 Restatement - Unrealized foreign currency translation adjustments

As part of the 2006 year end financial reporting process, the Fund identified adjustments related to the partial release of cumulative translation adjustments and hedge ineffectivess of U.S. dollar denominated debt. These adjustments arose primarily as a result of corporate reorganizations and the conversion to an income trust on May 5, 2006. Certain of these adjustments relate to the first, second and third quarters of 2006.

The effect of these adjustments during the three and nine months ended September 30, 2006 is a decrease to net earnings and EBITA of $3.0 million and $47.6 million, respectively. These non-cash adjustments have no impact on cash flows from operations or distributable cash.

The following table highlights the impact of these adjustments in the accompanying interim Consolidated financial statements:

(unaudited, in thousands of U.S. dollars)
	Three months ended September 30,2006	Nine months ended September 30,2006
Net Earnings, as previously reported	$18,371	$3,680
Release of cumulative translation adjustments	656	44,900
Hedge ineffectiveness of U.S. dollar denominated debt adjustment	2,349	2,687
Net Earnings (loss), as restated	$15,366	($43,907)

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

These adjustments had the effect of decreasing basic and diluted earnings per share for the three months ended September 30, 2006 by $0.06 and $0.06 respectively. These adjustments had the effect of decreasing basic and diluted earnings per share for the nine months ended September 30, 2006 by $0.82 and $0.82, respectively.

The accompanying unaudited interim consolidated financial statements have been adjusted to reflect the impact of the above noted items, including a restatement of the Fund’s financial results for the three and nine months ended September 30, 2006 (Note 2). The information regarding the restatement is unaudited.

8.	INTEREST EXPENSE

Interest expense for the third quarter was $12.5 million, on par with the third quarter of 2005, as our lower debt balance carried a higher average interest rate on the floating portion of our long-term debt in 2006. The average interest rate on our long-term debt for the quarter was approximately 7.3% compared with approximately 6.2% in the third quarter of 2005.

During 2005, in connection with the conversion to an income trust, the previous credit facility was terminated and a new, five-year $825-million senior secured credit facility was executed. The credit facility consists of a $675-million term loan and a $150-million revolving credit facility. The interest rate spread on the new term loan is LIBOR plus 175 basis points, subject to leverage thresholds.

9.	INCOME TAXES

Our effective tax rate for the third quarter of 2006 was 29.2% compared with 29.0% in the corresponding 2005 third quarter. For the nine months ended September 30, 2006, our effective rate was 2.6%, compared with 28.7% in the prior year period as there were no tax benefits associated with the cumulative translation adjustment charges incurred during the nine month period.

10. LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash
		Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2006	2005	2006	2005
Cash flow from operating activities	$31,573	$38,522	$163,259	$121,589
Cash flow from financing activities	($41,925)	$(24,802)	($105,678)	$(80,659)
Cash flow from investing activities	($19,699)	$(25,450)	($40,702)	$(58,787)

We generated cash flow from operations of $31.6 million in the third quarter, compared with $38.5 million in the corresponding period last year on lower net earnings and reduced non-cash working capital outflows.

Cash outflows from financing activities were $41.9 million in the third quarter mainly reflecting distributions paid during the period. This compares with outflows of $24.8 million in 2005 reflecting the absence of distributions in the prior year.

As of September 30, 2006, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) was to $570.2 million down from $646.4 million at December 31, 2005.

We paid $17.9 million for capital assets in the third quarter of 2006, principally for DVD and distribution services equipment, compared with $24.2 million in the comparable 2005 period.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

At September 30, 2006, our cash balance was $108.9 million and we had total assets of $1.8 billion compared with $89.9 million and $2.0 billion, respectively, at December 31, 2005. The reduction in total assets was primarily attributable to lower accounts receivable combined with amortization of intangible and capital assets and the write off of deferred financing fees of $16.9 million.

Our contractual obligations are substantially the same as those disclosed in our 2005 annual report.

10.1 Capital stock and dividends
At September 30, 2006, we had 53.7 million units issued and outstanding in addition to 4.6 million Exchangeable Limited Partnership Units issued and outstanding. The Fund also had 187,496 unit options outstanding at September 30, 2006, all of which were exercisable.

On July 20, 2006, Cinram’s Board of Trustees declared a cash distribution of C$0.25 per unit, payable on or about August 15, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on July 31, 2006.

On August 10, 2006, Cinram’s Board of Trustees declared a cash distribution of C$0.2708 per unit payable or about September 15, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on August 31, 2006.

On September 20, 2006, Cinram’s Board of Trustees declared a cash distribution of C$0.2708 per unit payable on or about October 16, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on September 29, 2006.

11.  EARNINGS

We recorded net earnings for the third quarter of $15.4 million compared with $35.5 million in the third quarter of 2005 on lower revenue and gross profit. Our year-to-date net loss was $43.9 million compared with net earnings of $44.2 million in 2005 due to lower sales, gross profits and $58.7 million in unusual items recorded in 2006. On a per unit basis, we reported basic net earnings of $0.26 for the quarter ended September 30, 2006, compared with $0.62 in the comparable prior year period. For the year to date, on a per unit basis, basic net loss was $(0.76) compared with basic net earnings of $0.77 in the prior year period.

12.	RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram’s founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30-month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Board of Directors and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investment will receive a consulting fee of $1.2 million per annum, payable in equal quarterly instalments.

13.	SUMMARY OF QUARTERLY RESULTS

Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS - RESTATED as of March 28, 2007.
See “Unrealized Foreign Currency Translation Adjustments” under “Unusual Items”.
Three and nine months ended September 30, 2006 and 2005
(In U.S. dollars, unless otherwise stated)

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

(in thousands of U.S. dollars)		Revenue			Net earnings (loss)
Quarter	2006	2005	2004	2006	2005	2004
First	$447,827	$453,818	$462,237	$8,025	$4,075	$14,972
Second	398,946	449,586	425,411	(67,298)	4,584	8,477
Third	477,152	544,651	494,772	15,366	35,543	17,822
Fourth		650,025	644,218		38,224	34,553
Year		$2,098,080	$2,026,638		$82,426	$75,824

(in U.S. dollars)	Basic earnings (loss) per share/unit			Diluted earnings (loss) per share/unit
Quarter	2006	2005	2004	2006	2005	2004
First	$0.14	$0.07	$0.27	$0.14	$0.07	$0.26
Second	(1.17)	0.08	0.15	(1.17)	0.08	0.15
Third	0.26	0.62	0.31	0.26	0.61	0.31
Fourth		0.67	0.61		0.67	0.60
Year		$1.44	$1.34		$1.43	$1.32

14.	RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian Securities Commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

NOTICE TO READER

Cinram International Income Fund (the "Fund") has restated and re-filed its third quarter interim consolidated financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2006 and 2005 ("Interim Filings"). A complete copy of such third quarter financial statements is attached to this notice.

Included in the Fund’s 2006 annual and fourth quarter financial results is a non-cash charge of US$49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during 2006, primarily in the second quarter, as a result of the plan of arrangement involving Cinram International Inc. and the Fund effected on May 5, 2006 and related corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, the Fund is re-filing its first, second and third quarter 2006 interim consolidated financial statements and management’s discussion and analysis to allocate the non-cash US$49.0 million charge to the appropriate interim periods. This restatement has no impact on the Fund’s cash flow from operations and distributable cash reported in these quarters.

Updated certificates of the Chief Executive Officer and Chief Financial Officer have been re-filed with the restated Interim Filings.

Date:  March 28, 2007.

/s/ David Rubenstein
David Rubenstein,
Chief Executive Officer

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	September 30 2006 (unaudited) (Restated-Note2)	December 31 2005

ASSETS
Current assets:
Cash and cash equivalents	$108,888	$89,921
Accounts receivable	450,725	589,417
Income taxes recoverable	24,388	-
Inventories	56,492	45,482
Prepaid expenses	22,893	20,610
Future income taxes	33,982	33,835
	697,368	779,265

Capital assets	543,456	601,481
Goodwill	330,729	330,274
Intangible assets	197,017	241,604
Deferred financing fees (Note 5)	5,539	18,954
Other assets	9,557	13,948
Future income taxes	29,508	28,416
	$1,813,174	$2,013,942

LIABILITIES AND SHAREHOLDERS’/ UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$126,504	$202,550
Accrued liabilities	335,083	351,580
Distributions payable	14,124	-
Income taxes payable	-	15,479
Current portion of long-term debt (Note 3)	12,511	62,136
Current portion of obligations under capital leases	721	727
	488,943	632,472

Long-term debt (Note 3)	666,563	674,137
Obligations under capital leases	2,974	3,272
Other long-term liabilities	55,617	55,135
Future income taxes	90,416	103,018

Shareholders’/Unitholders’ equity:
Fund units (Note 4)	170,816	-
Exchangeable limited partnership units (Note 4)	13,971	-
Capital stock (Note 4)	-	173,775
Contributed surplus	4,766	4,634
Retained earnings	206,020	317,121
Foreign currency translation adjustment	113,088	50,378
	508,661	545,908
	$1,813,174	$2,013,942

See accompanying notes to unaudited interim consolidated financial statements
Subsequent events (Note 11)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit amounts)

	Three months ended September 30		Nine months ended September 30
	2006 (Restated -Note 2)	2005	2006 (Restated -Note 2)	2005
Revenue	$477,152	$544,651	$1,323,925	$1,448,055
Cost of goods sold	375,222	421,752	1,082,656	1,173,185
Gross profit	101,930	122,899	241,269	274,870
Selling, general and administrative expenses	48,138	43,034	124,809	118,043
Amortization of intangible assets	16,107	15,944	48,113	48,199
Amortization of deferred financing fees (Note 5)	369	1,486	2,560	4,432
Unusual items (Note 5)	3,824	-	75,604	3,864
Earnings (loss) before the undernoted	33,492	62,435	(9,817)	100,332
Interest on long-term debt	12,376	12,394	35,648	38,525
Other interest	164	149	348	401
Investment income	(762)	(166)	(3,030)	(625)
Earnings (loss) before income taxes	21,714	50,058	(42,783)	62,031
Income taxes	6,348	14,515	1,124	17,829
Net earnings (loss)	15,366	35,543	(43,907)	44,202
Retained earnings, beginning of period	231,797	246,263	317,121	240,367
Dividends declared	-	(1,439)	(1,487)	(4,202)
Distributions declared	(41,143)	-	(65,707)	-
Retained earnings, end of period	$206,020	$280,367	$206,020	$280,367
Earnings (loss) per unit or share (Note 7):
Basic	$0.26	$0.62	$(0.76)	$0.77
Diluted	0.26	0.61	(0.76)	0.77
Weighted average number of units and exchangeable LP units outstanding, (common shares up to May 5, 2006) (in thousands) (Note 7):
Basic	58,177	57,286	57,707	57,114
Diluted	58,259	57,932	57,707	57,718

See accompanying notes to interim unaudited consolidated financial statements.
Subsequent events (note 11)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2006 (Restated-Note 2)	2005	2006 (Restated-Note 2)	2005
Cash provided by (used in):
Operating Activities:
Net earnings (loss)	$15,366	$35,543	$(43,907)	$44,202
Items not involving cash:
Amortization	52,808	56,114	160,714	168,439
Write off of deferred financing fees	-	-	16,945	-
Stock-based compensation	-	62	132	425
Future income taxes	(3,339)	-	(14,573)	-
Release of cumulative translation adjustments (Note 2)	656	-	44,900	-
Hedge ineffectiveness of U.S dollar denominated debt (Note 2)	2,349	-	2,687	-
Gain on disposition of capital assets	-	(669)	(408)	(741)
Change in non-cash operating working capital (Note 8)	(36,267)	(52,528)	(3,231)	(90,736)
	31,573	38,522	163,259	121,589
Financing Activities:
Increase in long term debt	-	15,000	675,000	54,000
Repayment of long-term debt	(3,556)	(38,011)	(732,199)	(132,935)
Decrease in obligations under capital leases	(197)	(176)	(569)	(602)
Increase in financing fees	-	(550)	(5,993)	(550)
Issuance of common shares/units	2,100	374	11,012	3,630
Dividends paid	-	(1,439)	(1,487)	(4,202)
Distributions paid	(40,272)	-	(51,442)	-
	(41,925)	(24,802)	(105,678)	(80,659)
Investing Activities:
Purchase of capital assets	(17,865)	(24,246)	(44,052)	(72,386)
Proceeds on disposition of capital assets	-	1,340	201	1,918
Decrease in other assets	2,078	1,736	4,425	15,194
(Decrease) in other long-term liabilities	(3,912)	(4,280)	(1,276)	(3,513)
	(19,699)	(25,450)	(40,702)	(58,787)
Foreign exchange (gain) loss on cash held in foreign currencies	(127)	458	2,088	(1,544)
Increase (decrease) in cash and cash equivalents	(30,178)	(11,272)	18,967	(19,401)
Cash and cash equivalents, beginning of period	139,066	33,660	89,921	41,789
Cash and cash equivalents, end of period	$108,888	$22,388	$108,888	$22,388
Supplemental cash flow information:
Interest paid	$9,654	$12,614	$34,183	$38,216
Income taxes paid	12,638	6,963	56,843	16,029

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days. See accompanying notes to unaudited interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

On April 28, 2006 the shareholders of Cinram International Inc. (the “Company” or “Cinram”) approved a Plan of Arrangement (the” Arrangement”) filed by the Company under Section 192 of the Canada Business Corporations Act, which provided for the capitalization of the Cinram International Income Fund (the "Fund") as a publicly-traded income trust. The Arrangement resulted in the Company’s shareholders transferring their shares to the Fund in consideration for Fund units (“Units”) (or, in the case of electing shareholders, transferring all or a portion of their shares to Cinram International Limited Partnership (the “LP”) in consideration for Class B exchangeable limited partnership units (“Exchangeable LP Units”) of the LP), on the basis of one share for one unit or exchangeable LP unit.

The Fund is an unincorporated, open-ended, limited purpose trust, established under the laws of the Province of Ontario by Declaration of Trust dated March 21, 2006, as amended and restated on May 5, 2006. The Fund was established to acquire, invest in, hold, transfer, dispose of and otherwise deal with securities and/or assets of the Cinram International Income Trust, Cinram International General Partner Inc., and other corporations, partnerships, or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and the borrowing of funds for that purpose.The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

The Fund is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, the Fund manufactures and distributes pre-recorded high definition DVDs, audio CDs and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world.

These interim unaudited consolidated financial statements include the accounts of the Fund and its subsidiaries.

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements of Cinram, including the notes thereto, for the year ended December 31, 2005.

The interim unaudited consolidated financial statements reflect all adjustments, which are necessary, in the opinion of management, to fairly present the financial position of the Fund as of September 30, 2006, and the results of its operations and cash flows for the three and nine month periods then ended.

The Fund's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters.

The Fund is considered to be the continuation of Cinram following the continuity of interests method of accounting and as a result, these financial statements and related notes are consistent with the policies and methods of application outlined in the audited consolidated financial statements of Cinram for the year ended December 31, 2005. The conversion of Cinram’s shares to Units and Exchangeable LP Units was recorded at the book value of these shares as at May 5, 2006. The consolidated contributed surplus and consolidated retained earnings of the Fund as at May 5, 2006, represent the consolidated contributed surplus and consolidated retained earnings of Cinram as of the close of business on May 4, 2006.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2005, audited consolidated financial statements of Cinram.

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets.

Royalty charges are incurred as a result of the use of third party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are on a per unit basis and based on contractual terms and conditions or management’s best estimates. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the cost of goods sold amount and the provision for royalties. The actual cash settlement amounts and timing are unknown at this time.

2. RESTATEMENT - UNREALIZED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:

As part of the 2006 year end financial reporting process, the Fund identified adjustments related to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. These adjustments arose primarily as a result of corporate reorganizations and the conversion to an income trust on May 5, 2006. Certain of these adjustments relate to the first, second and third quarters of 2006.

The effect of these adjustments to net earnings during the three and nine months ended September 30, 2006 is a decrease of $3,005 and $47,587, respectively. These non-cash adjustments have no impact on cash flows from operations and are recorded within unusual items in the statement of earnings.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

The following table highlights the impact of these adjustments in these interim consolidated financial statements:

(unaudited, in thousands of U.S. dollars)
	Three months ended September 30,2006	Nine months ended September 30,2006
Net Earnings, as previously reported	$18,371	$3,680
Release of cumulative translation adjustment	656	44,900
Hedge Ineffectiveness of U.S. denominated debt adjustment	2,349	2,687
Net Earnings (loss), as restated	$15,366	($43,907)

These adjustments had the effect of decreasing basic and diluted earnings per share for the three months ended September 30, 2006 by $0.06 and $0.06, respectively. These adjustments had the effect of decreasing basic and diluted earnings per share for the nine months ended September 30, 2006 by $0.82 and $0.82, respectively.

The adjustments had the following impact on the retained earnings and foreign currency translation adjustment balances as at September 30, 2006:

	September 30, 2006
	As previously reported	Release of cumulative translation adjustment	Hedge ineffectiveness	As restated
Retained earnings	253,607	(44,900)	(2,687)	206,020
Foreign currency translation adjustment	65,501	44,900	2,687	113,088

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

3.  LONG-TERM DEBT:

 Amounts outstanding under the credit facilities are shown in the table below:

	September 30,	December 31,
	2006	2005
Credit agreement:
Term loan (a)	$673,313	$-
Term loan A (b)	-	112,226
Term loan D (c)	-	612,758
	$673,313	$724,984

Other long-term debt (d)	5,761	11,289
	679,074	736,273

Less current portion	12,511	62,136
	$666,563	$674,137

(a) On May 5, 2006, in connection with the conversion to an income trust, the Fund renegotiated its credit facilities whereby the existing Term Loan A and Term Loan D were terminated and a new five year term senior secured credit facility for $825,000 was executed maturing on May 6, 2011. The new credit facility consists of a $675,000 term loan and a $150,000 revolving credit facility and bears interest at LIBOR plus 175 basis points subject to leverage thresholds. The term loan under the new credit facility requires principal repayments at the rate of 1% per annum, on a quarterly basis. As at September 30, 2006 no amounts have been borrowed from the revolving credit facility.

(b)	Term loan A with an outstanding balance of $112,226 at December 31, 2005 was terminated effective May 5, 2006.

(c)	Term loan D with an outstanding balance of $612,758 at December 31, 2005, was terminated effective May 5, 2006.

(d)
Asset-backed financing: The Fund has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2006	$3,582
2007	10,617
2008	6,750
2009	6,750
2010	6,750
2011	644,625
$679,074

The terms of the new five year credit agreement require the Company to comply with certain financial and other covenants over the term of the facility. As at December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, the Company was in compliance with all the terms of its credit agreement.

During the third quarter of 2006, the Fund executed interest rate and currency hedges providing protection against both interest rate and currency exchange volatility.

The Fund entered into a 5 year, $400,000 swap agreement fixing the interest rate at 5.55%, and when added to the spread over LIBOR of 175 basis points, the all in rate is 7.3%.

The Fund entered into a currency option on a notional amount of $64,000, selling US$ for CDN$ at predetermined prices for the next 12 months.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

4. SHAREHOLDERS’/UNITHOLDERS’ EQUITY:

Fund units and exchangeable shares/units of Cinram are included on the consolidated balance sheet as at September 30, 2006 as follows:

	SHARES		UNITS		EXCHANGEABLE LP UNITS
	Number	$	Number	$	Number	$
Balance at December 31, 2005	57,303,460	$173,775
Options exercised to May 5, 2006	9,168	$90
Shares converted to Units/ Exchangeable LP Units on May 5	(57,312,628)	$(173,865)	52,321,774	$158,728	4,990,854	$15,137

Balance at May 5, 2006	-	$-	52,321,774	$158,728	4,990,854	$15,137
Units/options exercised to June 30, 2006	-	$-	784,934	$8,822	-	-
LP units exchanged for Fund Units	-	$-	268,900	$807	(268,900)	$(807)
Balance at June 30, 2006	-	$-	53,375,608	$168,357	4,721,954	$14,330
Units/options exercised to September 30, 2006	-	$-	221,667	$2,100	-	-
LP Units exchanged for Fund units	-	$-	118,450	$359	(118,450)	$(359)
Balance at September 30, 2006	-	$-	53,715,725	$170,816	4,603,504	$13,971

Under the Arrangement completed on May 5, 2006, the Fund issued one Unit in exchange for every common share of the Company or one Exchangeable LP Unit for every common share of the Company, up to a maximum of 20% of the total number of common shares outstanding. At May 5, 2006, 57,312,628 common shares were outstanding. On the conversion date, 52,321,774 of the common shares, or 91%, were exchanged for 52,321,774 Units and 4,990,854 common shares, or 9%, were exchanged for 4,990,854 Exchangeable LP Units, which are economically equivalent to the Units.

Unit Option Plan
As a result of the conversion, all stock options issued and outstanding pursuant to the Stock Option Incentive Plan were exchanged for Fund options that are the economic equivalent of the exchanged options, (except that the Fund options can be exercised to purchase Units, as opposed to Shares). No further options or Fund options will be granted. The terms of the Fund options are substantially similar to the terms of the options under the Stock option Incentive Plan.

Long-term Incentive Plan
The officers and key employees of the Fund are eligible to participate in the Fund’s Long-term Incentive Plan (the “LTIP”) as recommended by the Compensation Committee of the Fund and approved by the Trustees of the Fund.

The aggregate number of Units, which may be issued from treasury under the LTIP is limited to 4,000,000, subject to certain adjustments.

The LTIP provides that the aggregate number of Units reserved for issuance from treasury under the LTIP and any other Unit compensation arrangement of the Fund:

(a)	shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

(b)	to any participant shall not exceed 5% the aggregate number of Units outstanding on the date of grant.

At September 30, 2006, no Units were issued under the LTIP.

Deferred Unit Plan
The Fund implemented a deferred unit compensation plan (the”Deferred Unit Plan”) for the grant to non-management Trustees of the Fund and non-management directors of Cinram of deferred trust units (“Deferred Units”).

Pursuant to the Deferred Unit Plan, each eligible participant will be entitled to elect in advance to have all or a portion of his or her annual retainer and meeting fees for the ensuing period allocated to the Deferred Unit Plan. Non-management Trustees and non-management directors of Cinram will be required to elect to have one-half of their annual retainer fees allocated to the Deferred Unit Plan; such individuals will also be able to elect to have all or any portion of the remainder of their annual retainer fees allocated to the Deferred Unit Plan. Upon an election, a number of Deferred Units will be allocated to the eligible participant in lieu of cash payment of remuneration based on the market value of the Units at the time of the allocation.

Additional Deferred Units are granted to eligible participants holding Deferred Units based on cash distributions paid by the Fund on the Units (and calculated using the market price of a Unit on the date the distribution is paid).

The Deferred Unit Plan provides that once an eligible participant ceases to be a trustee of the Fund and/or a director, officer or employee of Cinram (and of their respective subsidiaries), he or she will be entitled to receive the number of Units equal to the fair market value of the number of Deferred Units held at the time of retirement (net of any applicable withholding taxes).

As at the date of conversion, the aggregate number of Units, which may be issued from treasury under the Deferred Unit Plan is limited to 300,000, subject to certain adjustments.

The Deferred Unit Plan provides that the aggregate number of Units reserved for issuance from treasury under the Deferred Unit Plan and any other Unit compensation arrangement of the Fund:

(a)	shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and

(b)	to any Eligible Participant shall not exceed 5% of the aggregate number of Units outstanding on the date of grant.

At September 30, 2006, no Deferred Units were issued under the Deferred Unit Plan.

Stock Option Plan:
For the three and nine months ended September 30, 2006, Cinram issued 221,667 and 1,015,769 common shares/units to employees on the exercise of stock options for cash of $2,100 and $11,012 respectively. (Three months ended September 30, 2005 - 33,036 common shares/units for cash of $374 ; nine months ended September 30, 2005 - 500,375 common shares/units for cash of $3,630).

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Stock-based compensation expense for the three and nine months ended September 30, 2006, was nil and $132 respectively (three months ended September 30, 2005 - $62; nine months ended September 30, 2005 - $425) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.

5. UNUSUAL ITEMS

(a)	Deferred Financing Fees

(in thousands)
Balance as at January 1, 2006	$18.9
Amortization to May 5, 2006	(2.0)
Write off of deferred finance fees on May 5, 2006	(16.9)
Finance fees associated with new credit facility	6.0
Amortization	(0.2)
Balance as at June 30, 2006	$5.8
Amortization	(0.3)
Balance as at September 30, 2006	$5.5

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five-year credit facility. As a result, the Company wrote off $16,945, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility.

In May 2006, the Company recorded new deferred financing fees of $5,993 relating to the new credit facility. The costs related to the new credit facility are being amortized over a five- year period, and the Company recorded amortization expense of $369 during the third quarter of 2006.

As a result of the conversion to an income trust, the Fund terminated its previous interest rate hedging arrangements resulting in a gain of $5,020.

(b)	Restructuring Charges

During the first quarter of 2006, management finalized an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. Costs of $2,959 were recorded within unusual items in the Company’s Home Video and Audio CD segments in the three months ended March 31, 2006. Additional charges of $403 were recorded during the second quarter of 2006. For the nine months ended September 30, 2006, $3,903 was paid and the restructuring will be substantially completed in the fourth quarter of 2006.

Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The plan was finalized in March 2006 and notice was provided to the workers council during the first quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4,705 were recorded as an unusual item in the Company's Audio CD segment in the 2006 first quarter.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Additional charges of $1,800 were recorded during the second quarter of 2006 representing further labour charges in Louviers, France combined with costs associated with the planned closure of a sales office located in Paris. Payments totaling $2,050 were made in the third quarter of 2006 and restructuring will be substantially completed in the fourth quarter of 2006.

We recorded additional restructuring cost of $0.5 million for other items during the nine months ended September 30, 2006.

(c)	Transaction Costs

To effect the reorganization into an income trust, Cinram incurred $819 and $5,719 of transaction costs during the three and nine months ended September 30, 2006 respectively.  These costs include fees paid to financial, tax and legal advisors and other costs, which have been recognized as unusual items in the consolidated statement of earnings.

(d)	Unrealized Foreign Currency Translation Adjustments

The Fund recorded a loss for the three and nine months ended September 30, 2006 of $3,005 and $47,587 respectively in unusual items, related to the release of cumulative translation adjustments and hedge ineffectiveness on U.S. dollar denominated debt. See Note 2.

Summary of Unusual Items

(in thousands)
Write off of Deferred Financing Fees	$16.9
Gain on Settlement of Hedging Arrangement	(5.0)
Commerce, California Restructuring	3.4
Louviers, France Restructuring	6.5
Income Trust Conversion Costs	5.7
Additional Restructuring Costs	0.5
Release of Cumulative Translation Adjustment	44.9
Hedge Ineffectiveness of U.S. Dollar Denominated Debt	2.7
$75.6

6. PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three and nine months ended September 30, 2006, the Company's 401(k) plan expense amounted to $692 and $1,713 respectively (three months ended September 30, 2005 - $1,959, nine months ended September 30, 2005 - $6,148). For the three and nine months ended September 30, 2006 the pension expense related to the Fund’s defined benefit plans amounted to $1,126 and $2,978 respectively (three months ended September 30, 2005 - $998; nine months ended September 30, 2005 - $2,909).

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

7.	BASIC AND DILUTED EARNINGS PER SHARE/UNIT/LIMITED PARTNERSHIP UNIT: (COMMON SHARES UP TO MAY 5, 2006)

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share/unit/limited partnership unit is as follows:

	Three months ended September 30		Nine months ended September 30
	2006 (Restated -Note 2)	2005	2006 (Restated -Note 2)	2005
Earnings (loss) for the period	$15,366	$35,543	$(43,907)	$44,202
Basic earnings (loss) per unit/limited partnership unit
Weighted average number of unit/limited partnership unit outstanding (000’s)	58,177	57,286	57,707	57,114
Basic earnings (loss) per unit/limited partnership unit	$0.26	$0.62	$(0.76)	$0.77
Diluted earnings (loss) per unit/limited partnership unit
Weighted average number of unit/limited partnership unit outstanding (000’s)	58,177	57,286	57,707	57,114
Dilutive effect of stock options	82	646	-	604
Adjusted weighted average number of unit/limited partnership unit outstanding (000’s)	58,259	57,932	57,707	57,718
Diluted earnings (loss) per unit/limited partnership unit	$0.26	$0.61	$(0.76)	$0.77

For the three months ended September 30, 2006 all options were included in the computation of diluted earnings per share/unit because the exercise price was lower than the average market price of the common share/unit for the period.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

8. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

The change in non-cash operating working capital was comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Decrease (increase) in accounts receivable	$(81,400)	$(134,622)	$151,790	$(72,182)
Decrease (increase) in income taxes recoverable	(1,129)	7,937	(24,454)	1,900
(Decrease) increase in income taxes payable	-	-	(15,683)	-
Decrease (increase) in inventories	(14,394)	(16,925)	(10,028)	(19,714)
Decrease (increase) in prepaid expenses	(5,271)	(10,549)	(1,865)	2,244
(Decrease) increase in accounts payable and accrued liabilities	65,927	101,631	(102,991)	(2,984)
	$(36,267)	$(52,528)	$(3,231)	$(90,736)

9. SEGMENTED INFORMATION:

The Fund's reportable business segments are: Home Video replication, Audio/ROM replication, Printing and Distribution services.

The Home Video replication segment primarily manufactures DVDs. The Audio/ROM replication segment manufactures CDs and CD-ROM. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Fund evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

	Three months ended September 30, 2006
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$239,483	$72,454	$63,349	$66,083	$35,783	$477,152
Earnings before interest expense, investment income, unusual items and income taxes	43,084	1,124	5,577	(12,352)	(117)	37,316
Total assets	978,180	295,942	193,957	269,919	75,176	1,813,174
Amortization of capital assets and assets under capital leases	22,084	4,060	3,820	5,887	481	36,332
Amortization of intangible assets	13,969	161	1,977	-	-	16,107
Capital expenditures	9,280	673	7,242	420	250	17,865

	Nine months ended September 30, 2006
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$658,250	$200,335	$145,486	$205,575	$114,279	$1,323,925
Earnings before interest expense, investment income, unusual items and income taxes	94,267	2,482	4,918	(33,568)	(2,312)	65,787
Total assets	978,180	295,942	193,957	269,919	75,176	1,813,174
Amortization of capital assets and assets under capital leases	70,985	11,112	8,860	18,786	298	110,041
Amortization of intangible assets	41,377	481	6,255	-	-	48,113
Capital expenditures	18,987	880	11,391	10,709	2,085	44,052

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

9. SEGMENTED INFORMATION (CONTINUED):

	Three months ended September 30, 2005
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$283,661	$86,837	$65,203	$68,899	$40,051	$544,651
Earnings before interest expense, investment income, unusual items and income taxes	58,296	7,720	9,523	(9,740)	(3,364)	62,435
Total assets	1,067,281	326,728	182,896	259,236	150,691	1,986,832
Amortization of capital assets and assets under capital leases	25,621	4,848	2,103	5,493	619	38,684
Amortization of intangible assets	13,688	159	2,097	-	-	15,944
Capital expenditures	12,814	72	611	9,569	1,180	24,246

	Nine months ended September 30, 2005
Industry segments:	Home Video replication/ duplication	Audio/ROM replication/ duplication	Printing	Distribution	Other	Total
Revenue from external customers	$737,536	$228,046	$167,583	$197,669	$117,221	$1,448,055
Earnings before interest expense, investment income, unusual items and income taxes	110,924	13,753	16,314	(30,155)	(6,640)	104,196
Total assets	1,067,281	326,728	182,896	259,236	150,691	1,986,832
Amortization of capital assets and assets under capital leases	77,628	14,881	6,410	15,151	1,738	115,808
Amortization of intangible assets	41,378	482	6,339	-	-	48,199
Capital expenditures	35,910	470	1,364	27,519	7,123	72,386

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and nine months ended September 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

9. SEGMENTED INFORMATION (CONTINUED):

Revenue from external customers was comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
DVD	$237,421	$279,593	$650,087	$723,162
High Definition DVD	1,646	-	2,798	-
VHS	416	4,068	5,365	14,374
Audio CD/CD-ROM	71,823	85,661	198,369	223,507
Audio cassette	631	1,176	1,966	4,539
Printing	63,349	65,203	145,486	167,583
Distribution	66,083	68,899	205,575	197,669
Merchandising	31,762	30,141	97,107	97,353
Other	4,021	9,910	17,172	19,868
	$477,152	$544,651	$1,323,925	$1,448,055

10. RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram’s founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30-month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Board of Directors and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investments will receive a consulting fee of $1,200 per annum, payable in equal quarterly instalments.

11. SUBSEQUENT EVENT

Subsequent to September 30, 2006, the Fund sold its previously owned land and building located in Commerce, California, for $22,500 and recorded a gain of $15,200 on the disposition. This gain will be recorded in Cinram’s year-end financial statements.

Cinram International Income Fund
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com